Exhibit 99.4

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

AS AT AND FOR THE THREE MONTHS AND NINE MONTHS ENDED DECEMBER 31, 2018

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

		As at March 31,	As at December 31,
	Notes	2018	2018	2018
				Convenience translation into US dollar in millions (unaudited) Refer Note 2(iii)
ASSETS
Goodwill	5	117,584	123,192	1,771
Intangible assets	5	18,113	15,445	222
Property, plant and equipment	4	64,443	70,208	1,009
Derivative assets	13, 14	41	93	1
Investments	7	7,668	7,461	107
Investment in equity accounted investee	7	1,206	1,262	18
Trade receivables		4,446	4,179	60
Deferred tax assets		6,908	7,496	108
Non-current tax assets		18,349	20,550	295
Other non-current assets	10	15,726	19,598	282

Total non-current assets		254,484	269,484	3,873

Inventories	8	3,370	3,923	56
Trade receivables		100,990	100,044	1,437
Other current assets	10	30,596	25,829	371
Unbilled receivables		42,486	24,322	350
Contract assets		—	16,847	242
Investments	7	249,094	212,103	3,048
Current tax assets		6,262	7,818	112
Derivative assets	13, 14	1,232	5,543	80
Cash and cash equivalents	9	44,925	142,769	2,052

		478,955	539,198	7,748
Assets held for sale		27,201	—	—

Total current assets		506,156	539,198	7,748

TOTAL ASSETS		760,640	808,682	11,621

EQUITY
Share capital		9,048	9,050	130
Share premium		800	1,183	17
Retained earnings		453,265	516,604	7,425
Share based payment reserve		1,772	2,352	34
Other components of equity		18,051	17,927	258

Equity attributable to the equity holders of the Company		482,936	547,116	7,864
Non-controlling interest		2,410	2,563	37

TOTAL EQUITY		485,346	549,679	7,901

LIABILITIES
Long - term loans and borrowings	11	45,268	49,984	718
Derivative liabilities	13, 14	7	—	—
Deferred tax liabilities		3,059	2,535	36
Non-current tax liabilities		9,220	8,917	128
Other non-current liabilities	12	4,230	4,452	64
Provisions	12	3	4	—

Total non-current liabilities		61,787	65,892	946

Loans, borrowings and bank overdrafts	11	92,991	53,863	774
Trade payables and accrued expenses		68,129	79,271	1,138
Unearned revenues		17,139	26,316	378
Current tax liabilities		9,417	14,674	211
Derivative liabilities	13, 14	2,210	1,245	18
Other current liabilities	12	16,613	17,092	246
Provisions	12	796	650	9

		207,295	193,111	2,774
Liabilities directly associated with assets held for sale		6,212	—	—

Total current liabilities		213,507	193,111	2,774

TOTAL LIABILITIES		275,294	259,003	3,720

TOTAL EQUITY AND LIABILITIES		760,640	808,682	11,621

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Azim H Premji	N Vaghul	Abidali Neemuchwala
Chartered Accountants	Executive Chairman	Director	Chief Executive Officer
Firm’s Registration No: 117366W/W-100018	& Managing Director		& Executive Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408
Bengaluru
January 18, 2019

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended December 31,			Nine months ended December 31,
	Notes	2017	2018	2018	2017	2018	2018
				Convenience translation into US dollar in millions (unaudited) Refer Note 2(iii)			Convenience translation into US dollar in millions (unaudited) Refer Note 2(iii)
Gross Revenues	17	136,690	150,595	2,164	407,185	435,782	6,263
Cost of revenues	18	(95,976)	(103,971)	(1,494)	(287,781)	(306,091)	(4,399)

Gross profit		40,714	46,624	670	119,404	129,691	1,864
Selling and marketing expenses	18	(11,073)	(11,889)	(171)	(31,086)	(33,516)	(482)
General and administrative expenses	18	(9,991)	(6,978)	(100)	(24,340)	(29,282)	(421)
Foreign exchange gains/(losses), net	20	125	911	13	931	2,899	42
Other operating income	27	—	—	—	—	2,798	40

Results from operating activities		19,775	28,668	412	64,909	72,590	1,043
Finance expenses	19	(1,231)	(1,627)	(23)	(4,266)	(4,845)	(70)
Finance and other income	20	6,160	5,362	77	19,196	15,695	226
Share of profit /(loss) of equity accounted investee	7	10	7	—	14	(26)	—

Profit before tax		24,714	32,410	466	79,853	83,414	1,199
Income tax expense	16	(5,355)	(6,966)	(100)	(17,775)	(18,178)	(261)

Profit for the period		19,359	25,444	366	62,078	65,236	938

Profit attributable to:
Equity holders of the Company		19,371	25,103	361	62,053	65,198	937
Non-controlling interest		(12)	341	5	25	38	1

Profit for the period		19,359	25,444	366	62,078	65,236	938

Earnings per equity share:	21
Attributable to equity share holders of the Company
Basic		4.03	5.57	0.08	12.85	14.47	0.21
Diluted		4.03	5.56	0.08	12.83	14.45	0.21
Weighted average number of equity shares used in computing earnings per equity share
Basic		4,802,285,697	4,504,546,939	4,504,546,939	4,830,841,298	4,504,645,092	4,504,645,092
Diluted		4,809,300,296	4,515,503,476	4,515,503,476	4,838,385,830	4,515,105,097	4,515,105,097

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Azim H Premji	N Vaghul	Abidali Neemuchwala
Chartered Accountants	Executive Chairman	Director	Chief Executive Officer
Firm’s Registration No: 117366W/W-100018	& Managing Director		& Executive Director
Vikas Bagaria	Jatin Pravinchandra Dalal		M Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408
Bengaluru
January 18, 2019

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended December 31,			Nine months ended December 31,
	Notes	2017	2018	2018	2017	2018	2018
				Convenience translation into US dollar in millions (unaudited) Refer Note 2(iii)			Convenience translation into US dollar in millions (unaudited) Refer Note 2(iii)
Profit for the period		19,359	25,444	366	62,078	65,236	938
Items that will not be reclassified to profit or loss in subsequent periods
Defined benefit plan actuarial gains/(losses)		90	(263)	(4)	461	192	3
Net change in fair value of financial instruments through OCI		193	(104)	(1)	523	(1,264)	(18)

		283	(367)	(5)	984	(1,072)	(15)

Items that may be reclassified to profit or loss in subsequent periods
Foreign currency translation differences	15	(1,793)	(4,589)	(66)	1,004	4,305	62
Reclassification of foreign currency translation differences to profit and loss on sale of hosted data center services business	15	—	—	—	—	(4,131)	(59)
Net change in time value of option contracts designated as cash flow hedges	13,16	4	381	5	(9)	118	2
Net change in intrinsic value of option contracts designated as cash flow hedges	13,16	—	1,881	27	(78)	316	5
Net change in fair value of forward contracts designated as cash flow hedges	13,16	820	2,324	33	(4,172)	928	13
Net change in fair value of financial instruments through OCI	7,16	(798)	793	11	(288)	(449)	(6)

		(1,767)	790	10	(3,543)	1,087	17

Total other comprehensive income/ (loss), net of taxes		(1,484)	423	5	(2,559)	15	2

Total comprehensive income for the period		17,875	25,867	371	59,519	65,251	940

Profit attributable to:
Equity holders of the Company		17,939	25,616	367	59,529	65,074	935
Non-controlling interest		(64)	251	4	(10)	177	5

		17,875	25,867	371	59,519	65,251	940

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Azim H Premji	N Vaghul	Abidali Neemuchwala
Chartered Accountants	Executive Chairman	Director	Chief Executive Officer
Firm’s Registration No: 117366W/W-100018	& Managing Director		& Executive Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408
Bengaluru
January 18, 2019

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGE IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

						Other components of equity			Equity attributable to the equity holders of the Company	Non- controlling interest	Total equity
Particulars	No. of Shares*	Share capital, fully paid-up	Share premium	Retained earnings	Share based payment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves
As at April 1, 2017	2,430,900,565	4,861	469	490,930	3,555	13,107	5,906	1,476	520,304	2,391	522,695

Total comprehensive income for the period
Profit for the period	—	—	—	62,053	—	—	—	—	62,053	25	62,078
Other comprehensive income	—	—		—	—	1,039	(4,259)	696	(2,524)	(35)	(2,559)

Total comprehensive income for the period	—	—	—	62,053	—	1,039	(4,259)	696	59,529	(10)	59,519

Transaction with owners of the Company, recognized directly in equity
Contributions by and distributions to owners of the Company
Issue of equity shares on exercise of options	3,126,045	7	1,877	—	(1,861)	—	—	—	23	—	23
Buyback of equity shares	(343,750,000)	(687)	(1,656)	(108,344)	—	—	—	687	(110,000)	—	(110,000)
Transaction cost related to buyback	—	—	—	(312)	—	—	—	—	(312)	—	(312)
Bonus issue of equity shares	2,433,074,327	4,866	—	(4,866)	—	—	—	—	—	—	—
Issue of shares by controlled trust on exercise of options	—	—	—	915	(915)	—	—	—	—	—	—
Compensation cost related to employee share based payment	—	—	—	11	909	—	—	—	920	—	920

Total transactions with owners of the Company	2,092,450,372	4,186	221	(112,596)	(1,867)	—	—	687	(109,369)	—	(109,369)

As at December 31, 2017	4,523,350,937	9,047	690	440,387	1,688	14,146	1,647	2,859	470,464	2,381	472,845

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGE IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

						Other components of equity
Particulars	No. of Shares*	Share capital, fully paid-up	Share premium	Retained earnings	Share based payment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves	Equity attributable to the equity holders of the Company	Non- controlling interest	Total equity
As at April 1, 2018	4,523,784,491	9,048	800	453,265	1,772	16,618	(114)	1,547	482,936	2,410	485,346
Adjustment on adoption of IFRS 15	—	—	—	(2,279)	—	—	—	—	(2,279)	—	(2,279)

Adjusted balances as at April 1, 2018	4,523,784,491	9,048	800	450,986	1,772	16,618	(114)	1,547	480,657	2,410	483,067
Total comprehensive income for the period
Profit for the period	—	—	—	65,198	—	—	—	—	65,198	38	65,236
Other comprehensive income	—	—	—	—	—	35	1,362	(1,521)	(124)	139	15

Total comprehensive income for the period	—	—	—	65,198	—	35	1,362	(1,521)	65,074	177	65,251

Transaction with owners of the Company, recognized directly in equity
Contributions by and distributions to owners of the Company
Issue of equity shares on exercise of options	1,237,682	2	383	—	(383)	—	—	—	2	—	2
Issue of shares by controlled trust on exercise of options	—	—	—	416	(416)	—	—	—	—	—	—
Loss of control in subsidiary	—	—	—	—	—	—	—	—	—	(52)	(52)
Infusion of capital	—	—	—	—	—	—	—	—	—	28	28
Compensation cost related to employee share based payment	—	—	—	4	1,379	—	—	—	1,383	—	1,383

Total transactions with owners of the Company	1,237,682	2	383	420	580	—	—	—	1,385	(24)	1,361

As at December 31, 2018	4,525,022,173	9,050	1,183	516,604	2,352	16,653	1,248	26	547,116	2,563	549,679

Convenience translation into US dollar in millions (unaudited) Refer Note 2(iii)		130	17	7,425	34	239	18	1	7,864	37	7,901

*	Includes 24,190,993 and 21,129,538 treasury shares held as at December 31, 2017 and 2018, respectively by a controlled trust.

1,967,678 shares have been transferred by the controlled trust to eligible employees on exercise of options during the period ended December 31, 2018

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Azim H Premji	N Vaghul	Abidali Neemuchwala
Chartered Accountants Firm’s Registration No: 117366W/W-100018	Executive Chairman & Managing Director	Director	Chief Executive Officer & Executive Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408
Bengaluru
January 18, 2019

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASHFLOWS

(₹ in millions, except share and per share data, unless otherwise stated)

	Nine months ended December 31,
	2017	2018	2018
			Convenience translation into US dollar in millions (unaudited) Refer Note 2(iii)
Cash flows from operating activities:
Profit for the period	62,078	65,236	938
Adjustments to reconcile profit for the period to net cash generated from operating activities:
(Gain)/ loss on sale of property, plant and equipment and intangible assets, net	(168)	(77)	(1)
Depreciation, amortization and impairment	15,422	13,879	199
Unrealized exchange loss/ (gain), net	3,581	(1,775)	(26)
Share based compensation expense	889	1,379	20
Share of (profits)/ loss of equity accounted investee	—	26	—
Income tax expense	17,775	18,178	261
Dividend, gain from investments and interest (income)/expenses, net	(16,820)	(12,261)	(176)
Gain from sale of hosted data centre services business and loss of control in subsidiary	—	(2,798)	(40)
Other non-cash items	2,979	—	—
Changes in operating assets and liabilities; net of effects from acquisitions
Trade receivables	(5,557)	2,201	32
Unbilled revenue	4,304	1,609	23
Inventories	1,183	(535)	(8)
Other assets	(166)	(3,166)	(46)
Trade payables, accrued expenses, other liabilities and provisions	7,355	10,160	146
Unearned revenue	2,237	8,939	128

Cash generated from operating activities before taxes	95,092	100,995	1,450
Income taxes paid, net	(18,367)	(17,944)	(258)

Net cash generated from operating activities	76,725	83,051	1,192

Cash flows from investing activities:
Purchase of property, plant and equipment	(15,397)	(17,158)	(247)
Proceeds from sale of property, plant and equipment	801	1,520	22
Purchase of investments	(577,632)	(614,275)	(8,828)
Proceeds from sale of investments	634,956	645,958	9,284
Proceeds from sale of hosted data centre services business and loss of control in subsidiary, net of related expenses and cash	—	26,103	375
Payment for business acquisitions including deposits and escrow, net of cash acquired	(6,652)	—	—
Interest received	11,977	16,022	230
Dividend received	461	275	4

Net cash (used)/ generated in investing activities	48,514	58,445	840

Cash flows from financing activities:
Proceeds from issuance of equity shares/shares pending allotment	23	2	^
Repayment of loans and borrowings	(90,097)	(67,798)	(974)
Proceeds from loans and borrowings	78,182	31,172	448
Payment for deferred contingent consideration in respect of business combination	(164)	(265)	(4)
Payment for buyback of shares including transaction cost	(110,312)	—	—
Interest paid on loans and borrowings	(2,295)	(3,598)	(52)

Net cash used in financing activities	(124,663)	(40,487)	(582)

Net increase in cash and cash equivalents during the period	576	101,009	1,450
Effect of exchange rate changes on cash and cash equivalents	46	834	12
Cash and cash equivalents at the beginning of the period	50,718	40,926	588

Cash and cash equivalents at the end of the period (Note 9)	51,340	142,769	2,050

^ Value is less than ₹ 1

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Azim H Premji	N Vaghul	Abidali Neemuchwala
Chartered Accountants	Executive Chairman	Director	Chief Executive Officer
Firm’s Registration No: 117366W/W-100018	& Managing Director		& Executive Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408
Bengaluru
January 18, 2019

WIPRO LIMITED AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(₹ in millions, except share and per share data, unless otherwise stated)

1.	The Company overview

Wipro Limited (“Wipro” or the “Parent Company”), together with its subsidiaries and controlled trusts (collectively, “the Company” or the “Group”) is a global information technology (IT), consulting and business process services (BPS) company.

Wipro is a public limited company incorporated and domiciled in India. The address of its registered office is Wipro Limited, Doddakannelli, Sarjapur Road, Bangalore – 560 035, Karnataka, India. Wipro has its primary listing with BSE Ltd. (Bombay Stock Exchange) and National Stock Exchange of India Ltd. The Company’s American Depository Shares representing equity shares are also listed on the New York Stock Exchange.

These interim condensed consolidated financial statements were authorized for issue by the Company’s Board of Directors on January 18, 2019.

2.	Basis of preparation of interim condensed consolidated financial statements

(i)	Statement of compliance and basis of preparation

These interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IAS) 34, “Interim Financial Reporting” and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Selected explanatory notes are included to explain events and transactions that are significant to understand the changes in financial position and performance of the Company since the last annual consolidated financial statements as at and for the year ended March 31, 2018. These interim condensed consolidated financial statements do not include all the information required for full annual financial statements prepared in accordance with IFRS.

The interim condensed consolidated financial statements correspond to the classification provisions contained in IAS 1(revised), “Presentation of Financial Statements”. For clarity, various items are aggregated in the statements of income and statements of financial position. These items are disaggregated separately in the notes, where applicable. The accounting policies have been consistently applied to all periods presented in these interim condensed consolidated financial statements except for the adoption of new accounting standards, amendments and interpretations effective as of April 1, 2018, as disclosed in note 3 below.

All amounts included in the interim condensed consolidated financial statements are reported in millions of Indian rupees (₹ in millions) except share and per share data, unless otherwise stated. Due to rounding off, the numbers presented throughout the document may not add up precisely to the totals and percentages may not precisely reflect the absolute figures.

(ii)	Basis of measurement

The interim condensed consolidated financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items which have been measured at fair value as required by relevant IFRS:

a.	Derivative financial instruments;
b.	Financial instruments classified as fair value through other comprehensive income or fair value through profit or loss;
c.	The defined benefit asset/ (liability) is recognized as the present value of defined benefit obligation less fair value of plan assets; and
d.	Contingent consideration.

(iii)	Convenience translation (unaudited)

The accompanying interim condensed consolidated financial statements have been prepared and reported in Indian rupees, the functional currency of the Parent Company. Solely for the convenience of the readers, the interim condensed consolidated financial statements as at and for the three and nine months ended December 31, 2018, have been translated into United States dollars at the certified foreign exchange rate of US$1 = ₹ 69.58 as published by Federal Reserve Board of Governors on December 31, 2018. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Due to rounding off, the translated numbers presented throughout the document may not add up precisely to the totals.

(iv)	Use of estimates and judgment

The preparation of the interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the interim condensed consolidated financial statements are included in the following notes:

a)

Revenue recognition: The Company applies judgement to determine whether each product or services promised to a customer are capable of being distinct, and are distinct in the context of the contract, if not, the promised product or services are combined and accounted as a single performance obligation. The Company allocates the arrangement consideration to separately identifiable performance obligation deliverables based on their relative stand-alone selling price. In cases where the Company is unable to determine the stand-alone selling price the company uses expected cost plus margin approach in estimating the stand-alone selling price. The Company uses the percentage of completion method using the input (cost expended) method to measure progress towards completion in respect of fixed price contracts. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. This method is followed when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors that are reviewed in estimating the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, recognized revenue and profit are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes probable. Volume discounts are recorded as a reduction of revenue. When the amount of discount varies with the levels of revenue, volume discount is recorded based on estimate of future revenue from the customer

b)

Impairment testing: Goodwill and intangible assets with infinite useful life recognized on business combination are tested for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of the asset or the cash generating unit to which these pertain is less than the carrying value. The recoverable amount of the asset or the cash generating units is higher of value-in-use and fair value less cost of disposal. The calculation of value in use of a cash generating unit involves use of significant estimates and assumptions which includes turnover, growth rates and net margins used to calculate projected future cash flows, risk-adjusted discount rate, future economic and market conditions.

c)

Income taxes: The major tax jurisdictions for the Company are India and the United States of America. Significant judgments are involved in determining the provision for income taxes including judgment on whether tax positions are probable of being sustained in tax assessments. A tax assessment can involve complex issues, which can only be resolved over extended time periods.

d)

Deferred taxes: Deferred tax is recorded on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted at the reporting date. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carry-forwards become deductible. The Company considers the expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

e)

Business combination: In accounting for business combinations, judgment is required in identifying whether an identifiable intangible asset is to be recorded separately from goodwill. Additionally, estimating the acquisition date fair value of the identifiable assets (including useful life estimates) and liabilities acquired, and contingent consideration assumed involves management judgment. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Changes in these judgments, estimates, and assumptions can materially affect the results of operations.

f)

Defined benefit plans and compensated absences: The cost of the defined benefit plans, compensated absences and the present value of the defined benefit obligations are based on actuarial valuation using the projected unit credit method. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases and mortality rates. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

g)

Expected credit losses on financial assets: The impairment provisions of financial assets are based on assumptions about risk of default and expected timing of collection. The Company uses judgment in making these assumptions and selecting the inputs to the impairment calculation, based on the Company’s history of collections, customer’s credit-worthiness, existing market conditions as well as forward looking estimates at the end of each reporting period.

h)

Measurement of fair value of non-marketable equity investments: These instruments are initially recorded at cost and subsequently measured at fair value. Fair value of investments is determined using the market and income approaches. The market approach includes the use of financial metrics and ratios of comparable companies, such as revenue, earnings, comparable performance multiples, recent financial rounds and the level of marketability of the investments. The selection of comparable companies requires management judgment and is based on a number of factors, including comparable company sizes, growth rates, and development stages. The income approach includes the use of discounted cash flow model, which requires significant estimates regarding the investees’ revenue, costs, and discount rates based on the risk profile of comparable companies. Estimates of revenue and costs are developed using available historical and forecast data.

i)

Useful lives of property, plant and equipment: The Company depreciates property, plant and equipment on a straight-line basis over estimated useful lives of the assets. The charge in respect of periodic depreciation is derived based on an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. The estimated useful life is reviewed at least annually.

j)

Other estimates: The share based compensation expense is determined based on the Company’s estimate of equity instruments that will eventually vest. Fair valuation of derivative hedging instruments designated as cash flow hedges involves significant estimates relating to the occurrence of forecast transaction.

3.	Significant accounting policies

Please refer to the Company’s Annual report for the year ended March 31, 2018, for a discussion of the Company’s other critical accounting policies.

On April 1, 2018, we adopted IFRS 15, “Revenue from Contracts with Customers”. Accordingly, the policy for Revenue as presented in the Company’s Annual Report is amended as under:

Revenue

The Company derives revenue primarily from software development, maintenance of software/hardware and related services, business process services, sale of IT and other products.

Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. To recognize revenues, we apply the following five step approach: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenues when a performance obligation is satisfied.

At contract inception, the Company assesses its promise to transfer products or services to a customer to identify separate performance obligations. The Company applies judgement to determine whether each product or services promised to a customer are capable of being distinct, and are distinct in the context of the contract, if not, the promised product or services are combined and accounted as a single performance obligation. The Company allocates the arrangement consideration to separately identifiable performance obligation based on their relative stand-alone selling price or residual method. Stand-alone selling prices are determined based on sale prices for the components when it is regularly sold separately, in cases where the Company is unable to determine the stand-alone selling price the Company uses third-party prices for similar deliverables or the company uses expected cost plus margin approach in estimating the stand-alone selling price.

For performance obligations where control is transferred over time, revenues are recognized by measuring progress towards completion of the performance obligation. The selection of the method to measure progress towards completion requires judgment and is based on the nature of the promised products or services to be provided.

The method for recognizing revenues and costs depends on the nature of the services rendered:

A.	Time and materials contracts

Revenues and costs relating to time and materials, transaction-based or volume-based contracts are recognized as the related services are rendered.

B.	Fixed-price development contracts

Revenues from fixed-price contracts, including software development, and integration contracts, where the performance obligations are satisfied over time, are recognized using the “percentage-of-completion” method. Percentage of completion is determined based on project costs incurred to date as a percentage of total estimated project costs required to complete the project. The cost expended (or input) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. If the Company is not able to reasonably measure the progress of completion, revenue is recognized only to the extent of costs incurred for which recoverability is probable. When total cost estimates exceed revenues in an arrangement, the estimated losses are recognized in the consolidated statement of income in the period in which such losses become probable based on the current contract estimates as an onerous contract provision.

A contract asset is a right to consideration that is conditional upon factors other than the passage of time. Contract assets primarily relate to unbilled amounts on fixed-price development contracts and are classified as non-financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

A contract liability is an entity’s obligation to transfer goods or services to a customer for which the entity has received consideration (or the amount is due) from the customer.

Unbilled revenue on other than fixed price development contracts are classified as a financial asset where the right to consideration is unconditional upon passage of time

C.	Maintenance contracts

Revenues related to fixed-price maintenance, testing and business process services are recognized based on our right to invoice for services performed for contracts in which the invoicing is representative of the value being delivered. If our invoicing is not consistent with value delivered, revenues are recognized as the service is performed using the percentage of completion method. When services are performed through an indefinite number of repetitive acts over a specified period, revenue is recognized on a straight-line basis over the specified period unless some other method better represents the stage of completion.

In certain projects, a fixed quantum of service or output units is agreed at a fixed price for a fixed term. In such contracts, revenue is recognized with respect to the actual output achieved till date as a percentage of total contractual output. Any residual service unutilized by the customer is recognized as revenue on completion of the term.

D.	Products

Revenue on product sales are recognized when the customer obtains control of the specified asset.

E.	Others

•

Any change in scope or price is considered as a contract modification. The Company accounts for modifications to existing contracts by assessing whether the services added are distinct and whether the pricing is at the standalone selling price. Services added that are not distinct are accounted for on a cumulative catch up basis, while those that are distinct are accounted for prospectively, either as a separate contract if the additional services are priced at the standalone selling price, or as a termination of the existing contract and creation of a new contract if not priced at the standalone selling price.

•

The Company accounts for variable considerations like, volume discounts, rebates and pricing incentives to customers as reduction of revenue on a systematic and rational basis over the period of the contract. The Company estimates an amount of such variable consideration using expected value method or the single most likely amount in a range of possible consideration depending on which method better predicts the amount of consideration to which we may be entitled.

•	Revenues are shown net of allowances/ returns sales tax, value added tax, goods and services tax and applicable discounts and allowances. Revenue includes excise duty.

•

The Company accrues the estimated cost of warranties at the time when the revenue is recognized. The accruals are based on the Company’s historical experience of material usage and service delivery costs.

•

Incremental costs that relate directly to a contract and incurred in securing a contract with a customer are recognized as an asset when the Company expects to recover these costs and amortized over the contract term.

•

The Company recognizes contract fulfilment cost as an asset if those costs specifically relate to a contract or to an anticipated contract, the costs generate or enhance resources that will be used in satisfying performance obligations in future; and the costs are expected to be recovered. The asset so recognized is amortized on a systematic basis consistent with the transfer of goods or services to customer to which the asset relates.

•

The Company assesses the timing of the transfer of goods or services to the customer as compared to the timing of payments to determine whether a significant financing component exists. As a practical expedient, the Company does not assess the existence of a significant financing component when the difference between payment and transfer of deliverables is a year or less. If the difference in timing arises for reasons other than the provision of finance to either the customer or us, no financing component is deemed to exist.

•

The Company may enter into arrangements with third party suppliers to resell products or services. In such cases, we evaluate whether we are the principal (i.e. report revenues on a gross basis) or agent (i.e. report revenues on a net basis). In doing so, we first evaluate whether we control the good or service before it is transferred to the customer. If we control the good or service before it is transferred to the customer, we are the principal; if not, we are the agent.

New Accounting standards adopted by the Company:

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended March 31, 2018, except for the adoption of amendments and interpretations effective as of April 1, 2018.

IFRS 15 – Revenue from Contracts with Customers.

On April 1, 2018, we adopted IFRS 15, “Revenue from Contracts with Customers” using the cumulative catch up transition method applied to contracts that were not completed as of April 1, 2018. In accordance with the cumulative catch up transition method, the comparatives have not been retrospectively adjusted.

The adoption of the new standard has resulted in a reduction of ₹ 2,279 in opening retained earnings, primarily relating to certain contract costs because these do not meet the criteria for recognition as costs to fulfil a contract.

On account of adoption of IFRS 15, unbilled revenues pertaining to fixed price development contracts of ₹ 16,847 as at December 31, 2018 has been considered as non-financial Contract assets, which are billable on completion milestones specified in the contracts.

Unbilled revenues ₹ 24,322, which are billable based on passage of time been classified as unbilled receivables.

The adoption of IFRS 15, did not have any material impact on the consolidated statement of income for the three and nine months ended December 31, 2018.

Disclosure on disaggregation of revenues and remaining performance obligations will be included in the annual financial statement for the year ending March 31, 2019.

IFRIC 22- Foreign currency transactions and Advance consideration

The Company has applied IFRIC 22 prospectively effective April 1, 2018. The effect on adoption of IFRIC 22 on the consolidated financial statements is insignificant.

New accounting standards not yet adopted:

Certain new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after April 1, 2018, and have not been applied in preparing these interim condensed consolidated financial statements. New standards, amendments to standards and interpretations that could have potential impact on the consolidated financial statements of the Company are:

IFRS 16 – Leases

On January 13, 2016, the International Accounting Standards Board issued IFRS 16, Leases. IFRS 16 will replace the existing leases Standard, IAS 17 Leases, and related interpretations. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognized assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. The Standard also contains enhanced disclosure requirements for lessees. The effective date for adoption of IFRS 16 is annual periods beginning on or after January 1, 2019, though early adoption is permitted for companies applying IFRS 15 Revenue from Contracts with Customers. The Company does not plan to early adopt IFRS 16 and is currently assessing the impact of adopting IFRS 16 on the Company’s consolidated financial statements.

IFRIC 23 – Uncertainty over Income Tax treatments

On June 7, 2017, the International Accounting Standards Board issued IFRIC 23 which clarifies the accounting for uncertainties in income taxes. The interpretation is to be applied to the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12. It outlines the following: (1) the entity has to use judgement, to determine whether each tax treatment should be considered separately or whether some can be considered together. The decision should be based on the approach which provides better predictions of the resolution of the uncertainty (2) entity has to consider the probability of the relevant taxation authority accepting the tax treatment and the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates would depend upon the probability. The effective date for adoption of IFRIC 23 for annual periods beginning on or after January 1, 2019, though early adoption is permitted. The Company does not plan to early adopt IFRIC 23 and is currently assessing the impact of adopting IFRIC 23 on the Company’s consolidated financial statements.

Amendment to IAS 19 - Plan Amendment, Curtailment or Settlement

On 7 February 2018, the International Accounting Standard Board has issued amendments to IAS 19, ‘Employee Benefits’, in connection with accounting for plan amendments, curtailments and settlements requiring an entity to determine the current service costs and the net interest for the period after the remeasurement using the assumptions used for the remeasurement; and determine the net interest for the remaining period based on the remeasured net defined benefit liability or asset. These amendments are effective for annual reporting periods beginning on or after January 1, 2019, with early application permitted. The Company does not plan to early adopt and is currently assessing the impact of adopting amendment to IAS 19 on the Company’s consolidated financial statements.

Amendment to IAS 12 – Income Taxes

In December 2017, the International Accounting Standard Board had issued amendments to IAS 12 – Income Taxes. The amendments clarify that an entity shall recognize the income tax consequences of dividends on financial instruments classified as equity should be recognized according to where the entity originally recognized those past transactions or events that generated distributable profits were recognized. The effective date of these amendments is annual periods beginning on or after January 1, 2019, though earlier adoption is permitted. The Company does not plan to early adopt this amendment and is currently assessing the impact of these amendment on the Company’s consolidated financial statements.

Amendment to IFRS 3 - Business combination

On October 22, 2018, the International Accounting Standard Board has issued amendments to IFRS 3, ‘Business Combinations’, in connection with clarification of business definition, which help in determining whether an acquisition made is of a business or a group of assets. The amendment added a test that makes it easier to conclude that a company has acquired a group of assets, rather than a business, if the value of the assets acquired is substantially all concentrated in a single asset or group of similar assets. These amendments are effective for annual reporting periods beginning on or after January 1, 2020, with early application permitted. The Company is currently evaluating the impact of amendment to IFRS 3 on the Company’s consolidated financial statements.

4.	Property, plant and equipment

	Land		Buildings		Plant and machinery *		Furniture fixtures and equipment		Vehicles		Total
Gross carrying value:
As at April 1, 2017	₹	3,814	₹	27,581	₹	108,967	₹	15,748	₹	432	₹	156,542
Translation adjustment		15		85		(68)		63		(2)		93
Additions/ adjustments		—		643		7,784		1,442		989		10,858
Acquisition through business combinations		—		13		4		11		1		29
Disposals/ adjustments		—		(155)		(3,559)		(606)		(193)		(4,513)

As at December 31, 2017	₹	3,829	₹	28,167	₹	113,128	₹	16,658	₹	1,227	₹	163,009
Accumulated depreciation/ impairment:
As at April 1, 2017		—	₹	6,361	₹	77,005	₹	11,968	₹	365	₹	95,699
Translation adjustment		—		(4)		(120)		29		—		(95)
Depreciation		—		744		10,696		1,028		280		12,748
Disposals/ adjustments		—		(64)		(3,115)		(513)		(188)		(3,880)

As at December 31, 2017	₹	—	₹	7,037	₹	84,466	₹	12,512	₹	457	₹	104,472
Capital work-in-progress											₹	13,380

Net carrying value including Capital work-in-progress as at December 31, 2017											₹	71,917

Gross carrying value:
As at April 1, 2017	₹	3,814	₹	27,581	₹	108,967	₹	15,748	₹	432	₹	156,542
Translation adjustment		28		265		904		188		2		1,387
Additions/ adjustments		2		1,197		11,767		1,776		1,003		15,745
Acquisition through business combinations		—		13		4		11		1		29
Disposals/ adjustments		—		(190)		(7,302)		(872)		(294)		(8,658)
Assets reclassified as held for sale		(207)		(3,721)		(27,118)		(1,079)		(5)		(32,130)

As at March 31, 2018	₹	3,637	₹	25,145	₹	87,222	₹	15,772	₹	1,139	₹	132,915
Accumulated depreciation/ impairment:
As at April 1, 2017		—		6,361		77,005		11,968		365	₹	95,699
Translation adjustment		—		49		509		104		—		662
Depreciation		—		1,023		14,078		1,381		387		16,869
Disposals/ adjustments		—		(70)		(6,640)		(758)		(242)		(7,710)
Assets reclassified as held for sale		—		(1,539)		(19,627)		(712)		(4)		(21,882)

As at March 31, 2018	₹	—	₹	5,824	₹	65,325	₹	11,983	₹	506	₹	83,638
Capital work-in-progress											₹	15,680
Assets reclassified as held for sale												(514)

Net carrying value including Capital work-in-progress as at March 31, 2018											₹	64,443

Gross carrying value:
As at April 1, 2018	₹	3,637	₹	25,145	₹	87,222	₹	15,772	₹	1,139	₹	132,915
Translation adjustment		(2)		9		801		32		(6)		834
Additions/ adjustments		65		515		8,401		1,623		3		10,607
Disposals/ adjustments		—		(213)		(2,973)		(917)		(97)		(4,200)

As at December 31, 2018	₹	3,700	₹	25,456	₹	93,451	₹	16,510	₹	1,039	₹	140,156
Accumulated depreciation/ impairment:
As at April 1, 2018		—	₹	5,824	₹	65,325	₹	11,983	₹	506	₹	83,638
Translation adjustment		—		10		477		13		(3)		497
Depreciation		—		768		8,240		1,022		243		10,273
Disposals/ adjustments		—		(84)		(2,134)		(491)		(51)		(2,760)

As at December 31, 2018	₹	—	₹	6,518	₹	71,908	₹	12,527	₹	695	₹	91,648
Capital work-in-progress											₹	21,700

Net carrying value including Capital work-in-progress as at December 31, 2018											₹	70,208

*	Includes computer equipment and software.

5.	Goodwill and intangible assets

The movement in goodwill balance is given below:

	For the period ended
	March 31, 2018		December 31, 2018
Balance at the beginning of the year	₹	125,796	₹	117,584
Translation adjustment		2,970		5,608
Acquisition through business combination		1,172		—
Assets reclassified as held for sale		(12,354)		—

Balance at the end of the period	₹	117,584	₹	123,192

The movement in intangible assets is given below:

	Intangible assets
	Customer related		Marketing related		Total
Gross carrying value:
As at April 1, 2017	₹	20,528	₹	6,279	₹	26,807
Translation adjustment		262		(38)		224
Acquisition through business combinations		5,565		169		5,734

As at December 31, 2017	₹	26,355	₹	6,410	₹	32,765
Accumulated amortization/ impairment:
As at April 1, 2017	₹	9,264	₹	1,621	₹	10,885
Translation adjustment		(28)		(7)		(35)
Amortization and impairment		1,732		834		2,566

As at December 31, 2017	₹	10,968	₹	2,448	₹	13,416

Net carrying value as at December 31, 2017	₹	15,387	₹	3,962	₹	19,349

Gross carrying value:
As at April 1, 2017	₹	20,528	₹	6,279	₹	26,807
Translation adjustment		493		103		596
Acquisition through business combinations		5,565		169		5,734

As at March 31, 2018	₹	26,586	₹	6,551	₹	33,137
Accumulated amortization/ impairment:
As at April 1, 2017	₹	9,264	₹	1,621	₹	10,885
Translation adjustment		14		11		25
Amortization and impairment *		2,985		1,129		4,114

As at March 31, 2018	₹	12,263	₹	2,761	₹	15,024

Net carrying value as at March 31, 2018	₹	14,323	₹	3,790	₹	18,113

Gross carrying value:
As at April 1, 2018	₹	26,586	₹	6,551	₹	33,137
Translation adjustment		633		320		953
Acquisition through business combinations		—		—		—

As at December 31, 2018	₹	27,219	₹	6,871	₹	34,090
Accumulated amortization/ impairment:
As at April 1, 2018	₹	12,263	₹	2,761	₹	15,024
Translation adjustment		58		95		153
Amortization and impairment *		2,607		861		3,468

As at December 31, 2018	₹	14,928	₹	3,717	₹	18,645

Net carrying value as at December 31, 2018	₹	12,291	₹	3,154	₹	15,445

*	Includes impairment charge on certain intangible assets recognized on acquisitions, amounting to ₹ 643 and ₹ 835 for the period ended March 31, 2018 and December 31, 2018, respectively.

Amortization and impairment expense on intangible assets is included in selling and marketing expenses in the interim condensed consolidated statement of income.

6.	Business combination

Summary of material acquisitions during the year ended March 31, 2018 is given below:

During the year ended March 31, 2018, the Company has completed four business combinations (which both individually and in aggregate are not material) for a total consideration of ₹ 6,924 millions. These transactions include (a) an acquisition of IT service provider which is focused on Brazilian markets, (b) an acquisition of a design and business strategy consultancy firm based in United States, and (c) acquisition of intangible assets, assembled workforce and a multi-year service agreement which qualify as business combinations.

During the year ended March 31, 2018, the Company concluded the fair value adjustments of the assets acquired and liabilities assumed on acquisition.

The following table presents the provisional allocation of purchase price:

Description	Purchase price allocated
Net assets	₹	5
Customer related intangibles		5,565
Other intangible assets		169

Total	₹	5,739
Goodwill		1,185

Total purchase price	₹	6,924

The goodwill of ₹ 1,185 comprises value of acquired workforce and expected synergies arising from the acquisition. The goodwill was allocated among the reportable operating segments and is partially deductible for U.S. federal income tax purpose.

Net assets acquired include ₹ 58 of cash and cash equivalents and trade receivables valued at ₹ 215.

7.	Investments

Investments consist of the followings:

	As at
	March 31, 2018		December 31, 2018
Financial instruments at FVTPL
Investments in liquid and short-term mutual funds	₹	46,438	₹	46,217
Financial instruments at FVTOCI
Equity instruments		5,685		7,461
Commercial paper, Certificate of deposits and bonds		176,234		160,709
Financial instruments at amortized cost
Inter corporate and term deposits *		28,405		5,177

	₹	256,762	₹	219,564

Non-current		7,668		7,461
Current		249,094		212,103

*	These deposits earn a fixed rate of interest. Term deposits include deposits in lien with banks amounting to ₹ 455 (March 31, 2018: ₹ 453).

Investment in equity accounted investee

The Company has no material associates as at December 31, 2018.

8.	Inventories

Inventories consist of the following:

	As at
	March 31, 2018		December 31, 2018
Stores and spare parts	₹	769	₹	686
Traded goods		2,601		3,237

	₹	3,370	₹	3,923

9.	Cash and cash equivalents

Cash and cash equivalents as at March 31, 2018 and December 31, 2018 consists of cash and balance on deposit with banks. Cash and cash equivalents consists of the followings:

	As at
	March 31, 2018		December 31, 2018
Cash and bank balances	₹	23,300	₹	51,589
Demand deposits with banks *		21,625		91,180

	₹	44,925	₹	142,769

*	These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal.

Cash and cash equivalents consists of the following for the purpose of the cash flow statement:

	Nine months ended December 31,
	2017		2018
Cash and cash equivalents	₹	52,065	₹	142,769
Bank overdrafts		(725)		—

	₹	51,340	₹	142,769

10.	Other assets

	As at
	March 31, 2018		December 31, 2018
Non-current Financial asset
Security deposits	₹	1,197	₹	1,318
Other deposits		250		602
Finance lease receivables		2,739		1,881

	₹	4,186	₹	3,801
Non-Financial asset
Prepaid expenses including rentals for leasehold land	₹	7,602	₹	6,572
Costs to obtain contract		281	₹	4,154
Others		4,187		5,071
Assets reclassified as held for sale		(530)		—

	₹	11,540	₹	15,797

Other non-current assets	₹	15,726	₹	19,598

Current Financial asset
Security deposits	₹	1,238	₹	1,233
Other deposits		59		35
Due from officers and employees		697		761
Finance lease receivables		2,271		2,102
Others		3,164		1,842

	₹	7,429	₹	5,973
Non-Financial asset
Prepaid expenses	₹	14,407	₹	10,127
Due from officers and employees		1,175		970
Advance to suppliers		1,819		2,974
Deferred contract costs		2,419		—
Balance with excise, customs and other authorities		3,886		4,966
Costs to obtain contract		792		754
Others		50		65
Assets reclassified as held for sale		(1,381)		—

	₹	23,167	₹	19,856

Other current assets	₹	30,596	₹	25,829

Total	₹	46,322	₹	45,427

11.	Loans and borrowings

A summary of loans and borrowings is as follows:

	As at
	March 31, 2018		December 31, 2018
Borrowings from banks	₹	119,689	₹	100,917
Bank overdrafts		3,999		—
External commercial borrowings		9,777		—
Obligations under finance leases		5,442		2,367
Loans from institutions other than bank		821		563
Liabilities directly associated with assets held for sale		(1,469)		—

	₹	138,259	₹	103,847

Non-current		45,268		49,984
Current		92,991		53,863

12.	Other liabilities and provisions

	As at
	March 31, 2018		December 31, 2018
Other liabilities
Non-current
Financial liabilities
Deposits and others	₹	7	₹	—

	₹	7	₹	—
Non-Financial liabilities
Employee benefits obligations	₹	1,791	₹	1,966
Others		2,440		2,486
Liabilities directly associated with assets held for sale		(8)		—

	₹	4,223	₹	4,452

Other non-current liabilities	₹	4,230	₹	4,452

Current
Financial liabilities
Deposits and others	₹	1,050	₹	690

	₹	1,050	₹	690
Non-Financial liabilities
Statutory and other liabilities	₹	4,263	₹	4,360
Employee benefits obligations		8,537		9,197
Advance from customers		1,901		1,680
Others		1,139		1,165
Liabilities directly associated with assets held for sale		(277)		—

	₹	15,563	₹	16,402

Other current liabilities	₹	16,613	₹	17,092

Total	₹	20,843	₹	21,544

	As at
	March 31, 2018		December 31, 2018
Provisions
Non-current
Provision for warranty	₹	3	₹	4

	₹	3	₹	4
Current
Provision for warranty	₹	290	₹	283
Others		506		367

	₹	796	₹	650

	₹	799	₹	654

Provision for warranty represents cost associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 to 2 years. Other provisions primarily include provisions for indirect tax related contingencies and litigations. The timing of cash outflows in respect of such provision cannot be reasonably determined.

13.	Financial instruments

Derivative assets and liabilities:

The Company is exposed to foreign currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investment in foreign operations. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, foreign currency forecasted cash flows and net investment in foreign operations. The counter parties in these derivative instruments are primarily banks and the Company considers the risks of non-performance by the counterparty as non-material.

The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

							(in millions)
	As at
	March 31, 2018				December 31, 2018
	Notional		Fair value		Notional		Fair value
Designated derivatives instruments
Sell: Forward contracts	USD	904	₹	951	USD	272	₹	678
	€	134	₹	(531)	€	27	₹	135
	£	147	₹	(667)	£	30	₹	152
	AUD	77	₹	29	AUD	54	₹	37
Range forward options contracts	USD	182	₹	5	USD	960	₹	(66)
	£	13	₹	5	£	156	₹	313
	€	10	₹	2	€	119	₹	221
	AUD	—		—	AUD	57	₹	87
Interest rate swaps	USD	75	₹	(7)	USD	75	₹	1
Non-designated derivatives instruments
Sell: Forward contracts	USD	939	₹	(360)	USD	1,192	₹	2,241
	€	58	₹	6	€	40	₹	42
	£	95	₹	(56)	£	74	₹	21
	AUD	77	₹	68	AUD	75	₹	47
	SGD	6	₹	(1)	SGD	10	₹	(7)
	ZAR	132	₹	(16)	ZAR	54	₹	(6)
	CAD	14	₹	32	CAD	30	₹	41
	SAR	62		^	SAR	112	₹	(1)
	AED	8		^	AED	9		^
	PLN	36	₹	12	PLN	39	₹	(5)
	CHF	6	₹	3	CHF	15	₹	(10)
	QAR	11	₹	(3)	QAR	27	₹	(9)
	TRY	10	₹	8	TRY	15	₹	(17)
	MXN	61	₹	(6)	MXN	—		—
	NOK	34	₹	3	NOK	34	₹	10
	OMR	3	₹	(1)	OMR	1		^
	SEK	—		—	SEK	29	₹	(4)
Range forward options contracts	USD	50	₹	(6)	USD	12	₹	3
	£	20	₹	(2)	£	—		—
	AUD	—		—	AUD	—		—
	€	—		—	€	27	₹	(14)
	£	—		—	£	20	₹	(13)
Buy: Forward contracts	USD	575	₹	(417)	USD	607	₹	507
	JPY	399	₹	6	JPY	190		1
	MXN	—		—	MXN	11		^
	DKK	9	₹	(1)	DKK	100	₹	6

			₹	(944)			₹	4,391

^	Value in less than ₹ 1.

The following table summarizes activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges:

	Nine months ended December 31,
	2017		2018
Balance as at the beginning of the period	₹	7,325	₹	(143)
Deferred cancellation gain/ (loss), net		(6)		6
Changes in fair value of effective portion of derivatives		1,769		(438)
Net gain/ (loss) reclassified to interim condensed consolidated statement of income on occurrence of hedged transactions		(7,062)		2,133

Gain/ (loss) on cash flow hedging derivatives, net	₹	(5,299)	₹	1,701

Balance as at the end of the period		2,026		1,558
Deferred tax thereon		(379)		(310)

Balance as at the end of the period, net of deferred tax	₹	1,647	₹	1,248

As at March 31, 2018, December 31, 2017 and 2018, there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges, or associated with an underlying exposure that did not occur.

14.	Fair value

Financial assets and liabilities include cash and cash equivalents, trade receivables, unbilled revenues, finance lease receivables, employee and other advances and eligible current and non-current assets, long and short-term loans and borrowings, finance lease payables, bank overdrafts, trade payable, eligible current liabilities and non-current liabilities.

The fair value of cash and cash equivalents, trade receivables, unbilled revenues, borrowings, trade payables, other current financial assets and liabilities approximate their carrying amount largely due to the short-term nature of these instruments. The Company’s long-term debt has been contracted at market rates of interest. Accordingly, the carrying value of such long-term debt approximates fair value. Further, finance lease receivables that are overdue are periodically evaluated based on individual credit worthiness of customers. Based on this evaluation, the Company records allowance for estimated losses on these receivables. As at March 31, 2018 and December 31, 2018, the carrying value of such receivables, net of allowances approximates the fair value.

Investments in liquid and short-term mutual funds, which are classified as FVTPL are measured using net asset values at the reporting date multiplied by the quantity held. Fair value of investments in commercial papers, certificate of deposits and bonds classified as FVTOCI is determined based on the indicative quotes of price and yields prevailing in the market at the reporting date. Fair value of investments in equity instruments classified as FVTOCI is determined using market and income approaches.

The fair value of derivative financial instruments is determined based on observable market inputs including currency spot and forward rates, yield curves, currency volatility etc.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value of hierarchy of assets and liabilities measured at fair value on a recurring basis:

	As at March 31, 2018				As at December 31, 2018
Particular	Fair value measurements at reporting date				Fair value measurements at reporting date
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Assets
Derivative instruments:
Cash flow hedges	1,139	—	1,139	—	2,274	—	2,274	—
Others	134	—	134	—	3,362	—	3,362	—
Investments:
Investment in liquid and short-term mutual funds	46,438	46,438	—	—	46,217	46,217	—	—
Investment in equity instruments	5,685	—	—	5,685	7,461	—	169	7,292
Commercial paper, Certificate of deposits and bonds	176,234	1,951	174,283	—	160,709	13,401	147,308	—
Liabilities
Derivative instruments:
Cash flow hedges	(1,276)	—	(1,276)	—	(716)	—	(716)	—
Others	(941)	—	(941)	—	(529)	—	(529)	—

The following methods and assumptions were used to estimate the fair value of the level 2 financial instruments included in the above table.

Derivative instruments (assets and liabilities): The Company enters into derivative financial instruments with various counter-parties, primarily banks with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying. As at December 31, 2018, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Investment in commercial papers, certificate of deposits and bonds: Fair value of these instruments is derived based on the indicative quotes of price and yields prevailing in the market as at reporting date.

Details of assets and liabilities considered under Level 3 classification

	Investment in equity instruments		Derivative Assets–others		Liabilities – Contingent consideration
Balance as at April 1, 2017	₹	5,303	₹	426	₹	(339)
Additions		1,851		—		—
Payouts		—		—		164
Transferred to investment in equity accounted investee		(357)		—		—
Gain/loss recognized in interim condensed consolidated statement of income		—		(426)		167
Gain/loss recognized in foreign currency translation reserve		53		—		(32)
Gain/loss recognized in other comprehensive income		(1,165)		—		—
Finance expense recognized in interim condensed consolidated statement of income		—		—		40

Balance as at March 31, 2018	₹	5,685	₹	—		—

Balance as at April 1, 2018	₹	5,685	₹	—	₹	—
Additions		2,811		—		—
Transfers out of level 3		(647)		—		—
Gain/(loss) recognized in foreign currency translation reserve		261		—		—
Gain/(loss) recognized in other comprehensive income		(818)		—		—

Balance as at December 31, 2018	₹	7,292	₹	—	₹	—

15.	Foreign currency translation reserve

The movement in foreign currency translation reserve attractable to equity holder of the Company is summarized below:

	Nine months ended December 31,
	2017		2018
Balance at the beginning of the period	₹	13,107	₹	16,618
Translation difference related to foreign operations, net		892		4,453
Reclassification of foreign currency translation differences to profit and loss on sale of hosted data center services business		—		(4,131)
Change in effective portion of hedges of net investment in foreign operations		147		(287)

Total change during the period		1,039		35

Balance at the end of the period	₹	14,146	₹	16,653

16.	Income taxes

Income tax expenses has been allocated as follows:

	Three months ended December 31,				Nine months ended December 31,
	2017		2018		2017		2018
Income tax expense as per the interim condensed consolidated statement of income	₹	5,355	₹	6,966	₹	17,775	₹	18,178
Income tax included in Other comprehensive income on:
Unrealized gains/ (losses) on investment securities		(431)		426		(165)		(308)
Gains/(losses) on cash flow hedging derivatives		200		1,141		(1,039)		339
Defined benefit plan actuarial gains/(losses)		48		(65)		244		51

	₹	5,172	₹	8,468	₹	16,815	₹	18,260

Income tax expenses consists of the following:

	Three months ended December 31,				Nine months ended December 31,
	2017		2018		2017		2018
Current taxes
Domestic	₹	5,979	₹	5,342	₹	14,883	₹	13,679
Foreign		2,292		1,878		4,828		5,462

		8,271		7,220		19,711		19,141
Deferred taxes
Domestic		(450)		(315)		410		(856)
Foreign		(2,466)		61		(2,346)		(107)

		(2,916)		(254)		(1,936)		(963)

	₹	5,355	₹	6,966	₹	17,775	₹	18,178

Income tax expense are net of reversal of provisions pertaining to earlier periods, amounting to ₹ 557 and ₹ 270 for the three months ended December 31, 2017 and 2018, respectively and ₹ 911 and ₹ (133) for the nine months ended December 31, 2017 and 2018, respectively.

17.	Revenue

	Three months ended December 31,				Nine months ended December 31,
	2017		2018		2017		2018
Rendering of services	₹	131,614	₹	147,436	₹	391,797	₹	425,063
Sales of products		5,076		3,159		15,388		10,719

	₹	136,690	₹	150,595	₹	407,185	₹	435,782

18.	Expenses by nature

		Three months ended December 31,				Nine months ended December 31,
		2017		2018		2017		2018
Employee compensation		₹	67,409	₹	76,129	₹	202,463		222,387
Sub-contracting/ technical fees			21,543		24,030		63,293		70,791
Cost of hardware and software			4,624		2,883		14,315		10,225
Travel			4,419		4,688		13,321		13,305
Facility expenses			5,202		5,227		15,344		16,375
Depreciation, amortization and impairment	^		5,279		5,172		15,422		13,879
Communication			1,379		1,011		4,000		3,464
Legal and professional fees			1,300		1,282		3,444		3,731
Rates, taxes and insurance			691		601		1,742		1,110
Marketing and brand building			902		696		2,394		1,970
Lifetime expected credit loss and provision for deferred contract cost			3,256		(789)		4,128		1,254
Miscellaneous expenses	*		1,036		1,908		3,341		10,398

Total cost of revenues, selling and marketing expenses and general and administrative expenses		₹	117,040	₹	122,838	₹	343,207	₹	368,889

*	Miscellaneous expenses for the period nine months ended December 31, 2018, includes an amount of ₹ 5,141 ($ 75) paid to National Grid on settlement of a legal claim against the Company.
^

Depreciation, amortization and impairment includes impairment on certain intangible assets recognized on acquisitions, amounting to ₹ 835 for the three months ended and nine months ended December 31, 2018, respectively.

19.	Finance expense

	Three months ended December 31,				Nine months ended December 31,
	2017		2018		2017		2018
Interest expense	₹	796	₹	1,161	₹	2,376	₹	3,497
Exchange fluctuation on foreign currency borrowings, net		435		466		1,890		1,348

	₹	1,231	₹	1,627	₹	4,266	₹	4,845

20.	Finance and other income and Foreign exchange gains/(losses), net

	Three months ended December 31,				Nine months ended December 31,
	2017		2018		2017		2018
Interest income	₹	4,415	₹	4,638	₹	13,710	₹	13,704
Dividend income		142		90		461		275
Net gain from investments classified as FVTPL		(754)		680		701		1,664
Net gain from investments classified as FVOCI		2,357		(46)		4,324		52

Finance and other income	₹	6,160	₹	5,362	₹	19,196	₹	15,695
Foreign exchange gains/(losses), net on financial instrument measured at FVTPL		1,670		4,504		1,151		1
Other Foreign exchange gains/(losses), net		(1,545)		(3,593)		(220)		2,898

Foreign exchange gains/(losses), net	₹	125	₹	911	₹	931	₹	2,899

	₹	6,285	₹	6,273	₹	20,127	₹	18,594

21.	Earnings per equity share

A reconciliation of profit for the period and equity shares used in the computation of basic and diluted earnings per equity share is set out below:

Basic: Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the period, excluding equity shares purchased by the Company and held as treasury shares.

	Three months ended December 31,				Nine months ended December 31,
	2017		2018		2017		2018
Profit attributable to equity holders of the Company	₹	19,371	₹	25,103	₹	62,053	₹	65,198
Weight average number of equity shares outstanding		4,802,285,697		4,504,546,939		4,830,841,298		4,504,645,092

Basic earnings per share	₹	4.03	₹	5.57	₹	12.85	₹	14.47

Diluted: Diluted earnings per share is calculated by adjusting the weighted average number of equity shares outstanding during the period for assumed conversion of all dilutive potential equity shares. Employee share options are dilutive potential equity shares for the Company.

The calculation is performed in respect of share options to determine the number of shares that could have been acquired at fair value (determined as the average market price of the Company’s shares during the period). The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	Three months ended December 31,				Nine months ended December 31,
	2017		2018		2017		2018
Profit attributable to equity holders of the Company	₹	19,371	₹	25,103	₹	62,053	₹	65,198
Weight average number of equity shares outstanding		4,802,285,697		4,504,546,939		4,830,841,298		4,504,645,092
Effect of dilutive equivalent share options		7,014,599		10,956,537		7,544,532		10,460,005

Weight average number of equity shares for diluted earnings per share		4,809,300,296		4,515,503,476		4,838,385,830		4,515,105,097

Diluted earnings per share	₹	4.03	₹	5.56	₹	12.83	₹	14.45

22. Employee benefits

a) Employee costs includes

	Three months ended December 31,		Nine months ended December 31,
	2017	2018	2017	2018
Salaries and bonus	₹ 64,975	₹ 73,463	₹ 195,192	₹ 214,575
Employee benefits plans
Gratuity and other defined benefit plans	283	346	840	941
Defined contribution plans	1,789	1,825	5,542	5,492
Share based compensation	362	495	889	1,379

	₹ 67,409	₹ 76,129	₹ 202,463	₹ 222,387

The employee benefit cost is recognized in the following line items in the interim condensed consolidated statement of income:

	Three months ended December 31,		Nine months ended December 31,
	2017	2018	2017	2018
Cost of revenues	₹ 56,576	₹ 63,918	₹ 170,353	₹ 186,363
Selling and marketing expenses	7,083	7,759	20,842	23,212
General and administrative expenses	3,750	4,452	11,268	12,812

	₹ 67,409	₹ 76,129	₹ 202,463	₹ 222,387

The Company has granted 30,000 and 2,995,000 options under RSU option plan during the three and nine months ended December 31, 2018, respectively (400,000 and 3,456,800 for the three and nine months ended December 31, 2017); 255,000 and 3,156,000 options under ADS option plan during the three and nine months ended December 31, 2018, respectively (10,000 and 2,718,400 for three and nine months ended December 31, 2017).

The Company has also granted Nil and 1,567,000 Performance based stock options (RSU) during the three and nine months ended December 31, 2018, respectively (Nil and 1,097,600 for the three and nine months ended December 31, 2017); Nil and 1,673,000 Performance based stock options (ADS) during the three and nine months ended December 31, 2018, respectively (Nil and 1,113,600 for three and nine months ended December 31, 2017).

The RSU grants were issued under Wipro Employee Restricted Stock Unit plan 2007 (WSRUP 2007 plan) and the ADS grants were issued under Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan).

23.	Commitments and contingencies

Capital commitments: As at March 31, 2018 and December 31, 2018 the Company had committed to spend approximately ₹ 13,091 and ₹ 12,538 respectively, under agreements to purchase/ construct property and equipment. These amounts are net of capital advances paid in respect of these purchases.

Guarantees: As at March 31, 2018 and December 31, 2018, performance and financial guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies amount to approximately ₹ 21,546 and ₹ 19,719 respectively, as part of the bank line of credit.

Contingencies and lawsuits: The Company is subject to legal proceedings and claims (including tax assessment orders/ penalty notices) which have arisen in the ordinary course of its business. Some of the claims involve complex issues and it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of such proceedings. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company. The significant of such matters are discussed below.

In March 2004, the Company received a tax demand for year ended March 31, 2001 arising primarily on account of denial of deduction under section 10A of the Income Tax Act, 1961 (Act) in respect of profit earned by the Company’s undertaking in Software Technology Park at Bangalore. The same issue was repeated in the successive assessments for the years ended March 31, 2002 to March 31, 2011 and the aggregate demand is ₹ 47,583 (including interest of ₹ 13,832). The appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2008. Further appeals have been filed by the Income tax authorities before the Hon’ble High Court. The Hon’ble High Court has heard and disposed-off majority of the issues in favor of the Company up to years ended March 31, 2004. Department has filed a Special Leave Petition (SLP) before the Supreme Court of India for the year ended March 31, 2001 to March 31, 2004.

On similar issues for years up to March 31, 2000, the Hon’ble High Court of Karnataka has upheld the claim of the Company under section 10A of the Act. For the year ended March 31, 2009, the appeals are pending before Income Tax Appellate Tribunal (ITAT). For years ended March 31, 2010 and March 31, 2011, the Dispute Resolution Panel (DRP) allowed the claim of the Company under section 10A of the Act. The Income tax authorities have filed an appeal before the ITAT.

For year ended March 31, 2013, the Company received the final assessment order in November 2017 with a demand of ₹ 3,286 (including interest of ₹ 1,166), arising primarily on account of section 10AA issues with respect to exclusion from Export Turnover. The Company has filed an appeal before Hon’ble ITAT, Bengaluru within the prescribed timelines.

For year ended March 31, 2014, the Company received the final assessment order in September 2018 with a demand of ₹ 1,030, arising primarily on account of section 10AA issues with respect to exclusion from Export Turnover. The Company has filed an appeal before the Hon’ble ITAT, Bengaluru within the prescribed timelines.

For year ended March 31, 2015, the Company received the Draft assessment order in December 2018 with a demand of ₹ 6,467 (including interest of ₹ 2,007), arising primarily on account of capitalization of wages. The Company has filed objections before the Dispute Resolution Panel (Bengaluru) within the prescribed timelines.

Income tax demands against the Company amounting to ₹ 101,440 and ₹ 100,352 are not acknowledged as debt as at March 31, 2018 and December 31, 2018, respectively. These matters are pending before various Appellate Authorities and the management expects its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company’s financial position and results of operations.

The contingent liability in respect of disputed demands for excise duty, custom duty, sales tax and other matters amounts to ₹ 7,745 and ₹ 8,000 as of March 31, 2018 and December 31, 2018. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

24.	Segment information

Effective October 1, 2018, we have organized India State Run Enterprises (ISRE) as a separate segment, which was earlier part of IT Services segment.

The Company is now organized by the following operating segments: IT Services, IT Products and India State Run Enterprises (ISRE).

Comparative information has been restated to give effect to the above changes.

IT Services: The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals. Effective April 1, 2018, consequent to change in organization structure, the Company reorganized its industry verticals. The Manufacturing (MFG) and Technology Business unit (TECH) are split from the former Manufacturing & Technology (MNT) business unit.

The revised industry verticals are as follows: Banking, Financial Services and Insurance (BFSI), Health Business unit (Health BU) previously known as Health Care and Life Sciences Business unit (HLS), Consumer Business unit (CBU), Energy, Natural Resources & Utilities (ENU), Manufacturing (MFG), Technology (TECH) and Communications (COMM). Key service offerings to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.

Comparative information has been restated to give effect to the above changes.

IT Products: The Company is a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

India State Run Enterprises (ISRE): This segment consists of IT Services offerings to entities/ departments owned or controlled by Government of India and/ or any State Governments.

The Chairman and Managing Director of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by IFRS 8, “Operating Segments.” The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segment for the three months ended December 31, 2017, is as follows:

	IT Services								IT Products	ISRE	Reconciling Items	Total
	BFSI	Health BU	CBU	ENU	TECH	MFG	COMM	Total
Revenue	36,849	18,450	19,580	16,491	18,630	11,358	8,422	129,780	4,498	2,566	(29)	136,815
Segment Result	6,777	2,360	3,496	(1,164)	3,740	1,937	1,330	18,476	195	284	(10)	18,945
Unallocated								830	—	—	—	830

Segment Result Total								19,306	195	284	(10)	19,775
Finance expense												(1,231)
Finance and other income												6,160
Share of profit/ (loss) of equity accounted investee												10

Profit before tax												24,714
Income tax expense												(5,355)

Profit for the period												19,359

Depreciation, amortization and impairment												5,279

Information on reportable segment for the three months ended December 31, 2018, is as follows:

	IT Services								IT Products	ISRE	Reconciling Items	Total
	BFSI	Health BU	CBU	ENU	TECH	MFG	COMM	Total
Revenue	45,979	19,241	22,875	18,996	19,104	11,981	8,480	146,656	3,145	1,713	(8)	151,506
Other operating income	—	—	—	—	—	—	—	—	—	—	—	—
Segment Result	9,095	1,973	5,291	3,613	4,177	2,391	1,578	28,118	212	(686)	48	27,692
Unallocated								976	—	—	—	976

Segment Result Total								29,094	212	(686)	48	28,668
Finance expense												(1,627)
Finance and other income												5,362
Share of profit/ (loss) of equity accounted investee												7

Profit before tax												32,410
Income tax expense												(6,966)

Profit for the period												25,444

Depreciation, amortization and impairment												5,172

Information on reportable segment for the nine months ended December 31, 2017, is as follows:

	IT Services								IT Products	ISRE	Reconciling Items	Total
	BFSI	Health BU	CBU	ENU	TECH	MFG	COMM	Total
Revenue	106,364	55,577	58,238	51,221	54,789	34,434	25,824	386,447	13,829	7,844	(4)	408,116
Segment Result	18,293	7,798	9,676	5,810	10,963	5,268	3,985	61,793	314	330	305	62,742
Unallocated								2,167	—	—	—	2,167

Segment Result Total								63,960	314	330	305	64,909
Finance expense												(4,266)
Finance and other income												19,196
Share of profit/ (loss) of equity accounted investee												14

Profit before tax												79,853
Income tax expense												(17,775)

Profit for the period												62,078

Depreciation, amortization and impairment												15,422

Information on reportable segment for the nine months ended December 31, 2018, is as follows:

	IT Services								IT Products	ISRE	Reconciling Items	Total
	BFSI	Health BU	CBU	ENU	TECH	MFG	COMM	Total
Revenue	129,219	55,793	65,646	54,202	58,189	34,945	24,394	422,388	9,553	6,757	(17)	438,681
Other operating income	—	—	—	—	—	—	—	2,798	—	—	—	2,798
Segment Result	24,182	6,698	12,112	4,294	12,885	6,065	3,411	69,647	(954)	(1,054)	172	67,811
Unallocated								1,981	—	—	—	1,981

Segment Result Total								74,426	(954)	(1,054)	172	72,590
Finance expense												(4,845)
Finance and other income												15,695
Share of profit/ (loss) of equity accounted investee												(26)

Profit before tax												83,414
Income tax expense												(18,178)

Profit for the period												65,236

Depreciation, amortization and impairment												13,879

The Company has four geographic segments: India, Americas, Europe and Rest of the world. Revenues from the geographic segments based on domicile of the customer are as follows:

	Three months ended December 31,				Nine months ended December 31,
	2017		2018		2017		2018
India	₹	10,021	₹	7,401	₹	32,551	₹	24,445
Americas*		70,388		84,056		212,579		239,730
Europe		35,642		37,835		101,789		110,462
Rest of the world		20,764		22,214		61,197		64,044

	₹	136,815	₹	151,506	₹	408,116	₹	438,681

*	Substantially related to operations in the United States of America.

No customer individually accounted for more than 10% of the revenues during the period ended December 31, 2017 and 2018.

Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous.

Notes:

a)	“Reconciling items” includes elimination of inter-segment transactions and other corporate activities.

b)	Revenue from sale of traded cloud based licenses is reported as part of IT Services revenues.

c)

For the purpose of segment reporting, the Company has included the impact of “foreign exchange gains / (losses), net” in revenues (which is reported as a part of operating profit in the interim condensed consolidated statement of income).

d)

For evaluating performance of the individual operating segments, stock compensation expense is allocated on the basis of straight line amortization. The differential impact of accelerated amortization of stock compensation expense over stock compensation expense allocated to the individual operating segments is reported in reconciling items.

e)

The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in outsourcing contracts. The finance income on deferred consideration earned under these contracts is included in the revenue of the respective segment and is eliminated under reconciling items.

f)	Segment results for ENU industry vertical for three and nine months ended December 31, 2017, is after considering the impact of provision for impairment of receivables and deferred contract cost.

g)

Net gain from the sale of hosted data center services business and disposal of Wipro Airport IT Services Limited, amounting to ₹ 2,798, is included as part of IT services segment result for the period nine months ended December 31, 2018.

h)

Segment results for ENU industry vertical for the period nine months ended December 31, 2018, is after considering the impact of ₹ 5,141 ($ 75) paid to National Grid on settlement of a legal claim against the Company.

i)

Segment results for Health BU industry vertical for the period three and nine months ended December 31, 2018, is after considering the impact of ₹ 835 is after considering the impact of impairment on certain intangible assets recognized on acquisitions.

25. List of subsidiaries and equity accounted investee as at December 31, 2018 is provided below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro LLC			USA
	Wipro Gallagher Solutions, LLC.		USA
		Opus Capital Markets Consultants LLC	USA
		Wipro Promax Analytics Solutions Americas LLC	USA
	Wipro Insurance Solutions LLC		USA
	Wipro IT Services, LLC.		USA
		HealthPlan Services Insurance Agency, LLC.	USA
		HealthPlan Services, Inc.	USA
		Appirio, Inc. **	USA
		Cooper Software, LLC.	USA
		Infocrossing, LLC	USA
Wipro Overseas IT Services Pvt. Ltd			India
Wipro Japan KK			Japan
Wipro Shanghai Limited			China
Wipro Trademarks Holding Limited			India

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Travel Services Limited			India
Wipro Holdings (UK) Limited			U.K.
	Wipro Digital Aps		Denmark
		Designit A/S **	Denmark
	Wipro Europe Limited		U.K.
		Wipro UK Limited	U.K.
	Wipro Financial Services UK Limited		U.K.
	Wipro IT Services S.R.L.		Romania
Wipro Information Technology Austria GmbH			Austria
Wipro Technologies Austria GmbH			Austria
NewLogic Technologies SARL			France
Wipro Cyprus SE			Cyprus
	Wipro Doha LLC #		Qatar
	Wipro Technologies SA DE CV		Mexico
	Wipro Philippines, Inc.		Philippines
	Wipro Holdings Hungary Korlátolt Felelosségu Társaság		Hungary
		Wipro Holdings Investment Korlátolt Felelosségu Társaság	Hungary
	Wipro Technologies SA		Argentina
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Co. Limited *		Saudi Arabia
		Women’s Business Park Technologies Limited *	Saudi Arabia
	Wipro Poland SP Z.O.O		Poland
	Wipro IT Services Poland SP Z.O.O		Poland
	Wipro Technologies Australia Pty Ltd		Australia
	Wipro Corporate Technologies Ghana Limited		Ghana
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro IT Service Ukraine LLC		Ukraine
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro Portugal S.A. **	Portugal
		Limited Liability Company Wipro Technologies Limited	Russia
		Wipro Technology Chile SPA	Chile
		Wipro Solutions Canada Limited	Canada
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica

		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro Technologies VZ, C.A.	Venezuela
		Wipro Technologies Peru S.A.C	Peru
		Wipro do Brasil Servicos de Tecnologia S.A.	Brazil
		Wipro do Brasil Technologia Ltda **	Brazil
	Wipro Technologies S.R.L.		Romania
	PT. WT Indonesia		Indonesia
	Wipro (Thailand) Co. Limited		Thailand
	Wipro Bahrain Limited WLL		Bahrain

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
	Wipro Gulf LLC		Sultanate of Oman
	Rainbow Software LLC		Iraq
	Cellent GmbH		Germany
		Cellent Gmbh **	Austria
Wipro Networks Pte Limited			Singapore
	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia
Wipro Chengdu Limited			China
Appirio India Cloud Solutions Private Limited			India
Wipro IT Services Bangladesh Limited			Bangladesh
Wipro HR Services India Private Limited			India

*

All the above direct subsidiaries are 100% held by the Company except that the Company holds 66.67% of the equity securities of Wipro Arabia Co. Limited and 55% of the equity securities of Women’s Business Park Technologies Limited are held by Wipro Arabia Co. Limited.

#

51% of equity securities of Wipro Doha LLC are held by a local shareholder. However, the beneficial interest in these holdings is with the Company. The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD incorporated in South Africa and Wipro Foundation in India

**	Step Subsidiary details of Wipro Portugal S.A, Wipro do Brasil Technologia Ltda, Designit A/S, Cellent GmbH, and Appirio, Inc. are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Portugal S.A.			Portugal
	Wipro Technologies GmbH		Germany
Wipro do Brasil Technologia Ltda			Brazil
	Wipro Do Brasil Sistemetas De Informatica Ltd		Brazil
Designit A/S			Denmark
	Designit Denmark A/S		Denmark
	Designit Germany GmbH		Germany
	Designit Oslo A/S		Norway
	Designit Sweden AB		Sweden
	Designit T.L.V Ltd.		Israel
	Designit Tokyo Ltd.		Japan
	Denextep Spain Digital, S.L		Spain
		Designit Colombia S A S	Colombia
		Designit Peru SAC	Peru
Cellent GmbH			Austria
	Frontworx Informations technologie GmbH		Austria
Appirio, Inc.			USA
	Appirio, K.K		Japan
	Topcoder, LLC.		USA
	Appirio Ltd		Ireland
		Appirio GmbH	Germany
		Apprio Ltd (UK)	U.K.
	Appirio Singapore Pte Ltd		Singapore

As at December 31, 2018, the Company held 43.7% interest in Drivestream Inc, 33% interest in Denim Group Limited and 33.3% in Denim Group Management, LLC, accounted for using the equity method.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India

26.	Bank balance

	As at December 31, 2018
	In current Account		In Deposit Account		Total
Citi Bank	₹	33,019	₹	4,898	₹	37,917
HDFC Bank		557		35,472		36,029
HSBC		12,746		9,298		22,044
Kotak Mahindra Bank		29		18,500		18,529
State Bank of India		32		10,740		10,772
ANZ Bank		255		5,980		6,235
IndusInd Bank		—		2,800		2,800
BNP Paribas		248		1,604		1,852
Saudi British Bank		1,061		—		1,061
Axis Bank		1		1,010		1,011
Wells Fargo Bank		713		—		713
ICICI Bank		1		548		549
Standard Chartered Bank		521		—		521
Silicon Valley Bank		419		—		419
Indian Overseas Bank		1		305		306
Bank of Montreal		256		—		256
Unicredit Bank of Austria		184		—		184
MUFG Bank		180		—		180
Sydbank		106		—		106
Banco Bradesco		75		25		100
Others		1,185		—		1,185

Total	₹	51,589	₹	91,180	₹	142,769

27.	Other operating income

Sale of hosted data center services business: During the nine months ended December 31, 2018, the Company has concluded the divestment of its hosted data center services business.

The calculation of the gain on sale is shown below:

Particulars	Total
Cash considerations (net of disposal costs ₹ 660)	₹	25,098
Less: Carrying amount of net assets disposed (including goodwill of ₹ 13,009)		(26,418)
Add: Reclassification of exchange difference on foreign currency translation		4,131

Gain on sale	₹	2,811

In accordance with the sale agreement, total cash consideration is ₹ 27,790 and the Company paid ₹ 3,766 to subscribe for units issued by the buyer. Units amounting to ₹ 2,032 are callable by the buyer if certain business targets committed by the Company are not met over a period of three years. The fair value of these callable units is estimated to be insignificant as at reporting date. Consequently, the sale consideration accounted of ₹ 24,024 and units amounting to ₹ 1,734 units issued by the buyer.

Loss of control in subsidiary: During the nine months ended December 31, 2018, the Company has reduced its equity holding from 74% to 11% in Wipro Airport IT Services Limited. The loss/ gain on this transaction is insignificant.

28.

As part of a customer contract with Alight LLC, Wipro has acquired Alight HR Services India Private Limited (currently known as Wipro HR Services India Private Limited) for a consideration of ₹ 8,275 (USD 117). Considering the terms and conditions of the agreement, the Company has concluded that this transaction does not meet the definition of Business under IFRS 3. The transaction was consummated on September 1, 2018. Net assets taken over was ₹ 4,128. The excess of consideration paid and net assets taken over is accounted as ‘costs to obtain contract’, which will be amortized over the tenure of the contract as reduction in revenues.

29.	Events after the reporting periods

The Board of Directors in their meeting held on January 18, 2019 declared an interim dividend of ₹ 1 (US $ 0.01) per equity share and ADR (50% on an equity share of par value of ₹ 2)

Further, the Board of Directors approved issue of bonus shares, commonly known as issue of stock dividend in the US, in the proportion of 1:3, i.e. 1 (one) bonus equity share of ₹ 2 each for every 3 (three) fully paid-up equity shares held (including ADS holders) as on the record date, subject to approval by the Members of the Company through Postal Ballot. The bonus issue, if approved, will not affect the ratio of ADSs to equity shares, such that each ADS after the bonus issue will continue to represent one equity share of par value of ₹ 2 per share. On completion of bonus issue, the Earnings Per Share for all periods presented will be adjusted retrospectively.

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Azim H Premji	N Vaghul	Abidali Neemuchwala
Chartered Accountants	Executive Chairman	Director	Chief Executive Officer
Firm’s Registration No: 117366W/W-100018	& Managing Director		& Executive Director

Vikas Bagaria	Jatin Pravinchandra Dalal		M Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 60408
Bengaluru
January 18, 2019